ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 6, 2023	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:

Comments on Post-Effective Amendment No. 92 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 93 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (File Nos. 033-40603 and 811-06310) (the “Registration Statement”) of Legg Mason Partners Variable Income Trust (the “Registrant”), filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2023 (the “485(a) Amendment”), with respect to its series Western Asset Long Credit VIT (the “Fund”)

Dear Ms. Rossotto:

Thank you for your oral comments provided on March 16, 2023, regarding the staff of the SEC’s review of the 485(a) Amendment. The staff’s comments are summarized below, followed by the Registrant’s responses. Capitalized terms used and not defined herein have the meanings given to them in the 485(a) Amendment. The Registrant expects to file the definitive version of the 485(a) Amendment on or around April 14, 2023 to reflect the revisions discussed herein in response to the staff’s comments and to make certain non-material changes as appropriate.

General

1.	Comment: Please verify that the Fund’s prospectus is responsive to Item 4(b)(1)(i) of Form N-1A.

Response: The Registrant confirms that the Fund’s prospectus is responsive to Item 4(b)(1)(i) of Form N-1A.

2.	Comment: Please avoid the use of technical terms where possible.

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Response: The Registrant acknowledges the staff’s comment and will revise the disclosure in the Registration Statement where it believes appropriate.

Prospectus

Fund Summary—Investment Objective

3.

Comment: The phrase “prudent investment management” appears in the Fund’s investment objective. Please describe what is meant by “prudent investment management” in the section entitled “Principal investment strategies.”

Response: The Registrant believes that the Fund’s investment strategy disclosure already appropriately describes the active management of the Fund, addressing, among other relevant topics, expectations regarding duration exposure, maximum permitted exposures to specified asset classes, and the ability of the Fund to use hedging strategies or take unhedged positions. The Registrant also believes the phrase in question is plain English and is commonly used in mutual fund investment objectives, particularly by fixed income funds.

Fund Summary – Principal investment strategies

4.

Comment: Please review the Fund’s principal investment strategies for compliance with Rule 421(d) under the Securities Act. In connection therewith, please revise the disclosure to state what the Fund is investing in, how it seeks to achieve its investment objective, and each type of security that the Fund invests in as a principal investment strategy.

Response: The Registrant has made the change shown below in bold/underline in the summary prospectus disclosure responsive to Item 4 of Form N-1A. Further information regarding the Fund’s principal investments is disclosed in response to Item 9 of Form N-1A.

Under normal circumstances, the fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in fixed income securities. Fixed income securities include bonds, debt securities and similar instruments issued by U.S. and non-U.S. public or private sector issuers. . . .

5.

Comment: Please revise the disclosure within this section to explain how the Fund’s investment manager analyzes investments in the context of “buy, hold, and sell” decisions. In doing so, please provide information beyond the consideration of credit ratings and duration.

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Response: The Registrant will add the below disclosure as a new paragraph under this section:

In selecting securities for the fund and making “buy, hold and sell” decisions, the subadviser develops an overall outlook on global economic conditions and industry and issuer opportunities, based on factors such as the degree of global liquidity, fiscal conditions and the general state of the business cycle. The subadviser uses a combination of security selection techniques to select those individual securities that appear to be most undervalued and offer the highest potential returns relative to the amount of credit, interest rate, illiquidity and other risks presented by these securities. The subadviser also seeks to identify accretive opportunistic investments in plus sectors such as high-yield, structured securities and emerging markets. The subadviser expects to allocate the fund’s investments across a broad range of issuers and industries, which can help to reduce risk.

In connection with the above disclosure, the Registrant will also add the following risk to the Item 4 risk disclosures:

Value style investing risk. Using a value investing style to select investments involves special risks. Overlooked or otherwise undervalued securities entail a significant risk of never attaining their expected potential value or may even be overpriced.

6.	Comment: Please describe the indices that the Fund uses as benchmarks.

Response: The Registrant declines to make changes in response to this comment. The Registrant notes that the components of its custom benchmark are named in the Item 4 principal investment strategy disclosures, and both of its indices are identified in the section entitled “Performance.”

7.	Comment: Please disclose the average credit quality of the Fund’s custom benchmark as of a recent date.

Response: The Registrant will revise the second paragraph under this section as follows (additions in bold/underline; deletions in strike-through):

The fund normally seeks to maintain an average credit quality that is not lower than three rating notches below the average credit quality of the custom benchmark described above. For example, if the average credit quality of the custom benchmark described above is AA, then three rating notches below is A. Up to 20% of the fund’s net assets may be invested in debt securities that are not rated in the Baa or BBB categories or above at the time of purchase by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”) or, if unrated, securities of comparable quality at the time of purchase (as determined by the subadvisers). These securities are rated below investment grade and are commonly known as “high yield” or

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“junk” bonds. Securities rated in the Baa or BBB categories or above by one or more NRSROs or unrated securities of comparable quality are known as “investment grade securities.” ~~Securities rated below investment grade are commonly known as “high yield” or “junk” bonds.~~ As of February 28, 2023, the average credit quality of the custom benchmark described above was A-/BBB+.

See also the response to Comment #8 below.

8.

Comment: In the third paragraph under this section, please disclose simply that the Fund may invest 20% in securities that are rated below investment grade and that these securities are known as “junk bonds.”

Response: The Registrant will make the requested change. See the response to Comment #7 above.

9.	Comment: In the fourth paragraph under this section, please clarify if the Fund will invest in bonds of foreign issuers and, if so, whether it will invest in emerging market issuers.

Response: The Registrant will add the following sentence to the beginning of the fourth paragraph under this section:

While most assets will typically be invested in U.S. dollar-denominated bonds, the fund may invest in bonds of foreign issuers (including securities of issuers in emerging markets).

10.	Comment: In the fourth paragraph under this section, please clarify what is meant by the phrase “foreign currency transactions.”

Response: The Registrant will revise the above-mentioned disclosure in the fourth paragraph under this section as follows (additions in bold/underline):

The fund may invest up to 10% of its total assets in non-U.S. dollar denominated securities, including through unhedged foreign currency denominated bonds and foreign currency transactions (which are contracts to purchase or sell foreign currencies for settlement on a future date).

11.

Comment: The fifth paragraph under this section states that “[t]he [F]und may also enter into various exchange-traded and over-the-counter derivative transactions for both hedging and non-hedging purposes . . .” Please explain what “hedging” means in plain English.

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Response: The Registrant will add the following disclosure to Item 9 under the heading “Important information”:

The fund may also enter into various exchange-traded and over-the-counter derivative transactions for both hedging and non-hedging purposes, including for purposes of enhancing returns. Hedging refers to transactions that seek to protect against possible declines in the market value of securities or other assets that the fund already owns or plans to buy or protecting unrealized gains in the fund. These derivative transactions include, but are not limited to, futures, options, swaps, foreign currency futures, and forwards.

12.	Comment: If possible, please disclose the extent of the Fund’s use of derivatives.

Response: The Registrant declines to make changes in response to this comment. The Fund is actively managed and the Registrant believes the current disclosure provides the Fund with flexibility to adjust dynamically the percentage of Fund assets invested in derivative instruments depending on market conditions.

13.

Comment: Please delete the following sentence from paragraph six under this section, as it implies the current disclosure is incomplete: “Other instruments may also be used to a significant extent from time to time.”

Response: The Registrant will delete the above-mentioned disclosure.

Fund Summary – Principal risks

14.

Comment: In “new fund risk,” please disclose the implications of the following sentence: “If the fund does not attract additional assets, the fund’s expenses will continue to be spread over a small asset base.”

Response: The Registrant will revise the above-mentioned disclosure as follows (additions in bold/underline):

New fund risk. The fund is newly or recently established and has no performance history as of the date of this Prospectus . . . If the fund does not attract additional assets, the fund’s expenses will continue to be spread over a small asset base, which would likely result in increased expenses per share.

15.

Comment: In “market and interest rate risk,” please consider explaining the implications of the following sentence on price movements and the value of a fixed income portfolio: “Recently, there have been inflationary price movements.”

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Response: The Registrant will revise the above-mentioned disclosure as follows (additions in bold/underline):

The market prices of the fund’s securities may go up or down . . . Recently, there have been inflationary price movements. As such, fixed income securities markets may experience heightened levels of interest rate, volatility and liquidity risk. Recently, the U.S. Federal Reserve has been raising interest rates from historically low levels. It may continue to raise interest rates. Any additional interest rate increases in the future could cause the value of the fund’s holdings to decrease.

16.	Comment: With respect to “market and interest rate risk,” please consider if these are principal risks of investing in the Fund.

Response: The Registrant has considered the staff’s comment and believes that the above-mentioned risk factor is a principal risk of the Fund. See also the response to Comment #15 above.

17.

Comment: The “credit risk” disclosure references subordinated securities, and the “credit risk” disclosure in Item 9 states that the Fund may invest in subordinated securities. If the Fund will invest in subordinated securities as part of its principal investment strategy, please add a reference to subordinated securities under the section entitled “Principal investment strategies” and specify which subordinated securities the Fund will invest in.

Response: The Registrant will add the following disclosure to Item 9 under the heading “Important information”:

The fund may invest in subordinated securities, which are securities that rank below other securities with respect to claims on an issuer’s assets, or securities which represent interests in pools of such subordinated securities, including those issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. The fund may also invest in securities issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies or authorities. Although the interest earned on many municipal securities is exempt from federal income tax, the fund may invest in taxable municipal securities.

18.

Comment: The staff notes that the inclusion of “foreign investments and emerging markets risk.” If emerging markets risk is a principal risk, emerging markets should be included in the Fund’s strategies.

Response: See the response to Comment #9.

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19.

Comment: The staff notes that the inclusion of “mortgage-backed and asset-backed securities risk.” If mortgage-backed securities risk is a principal risk, mortgage-backed securities should be included in the Fund’s strategies.

Response: See the response to Comment #4.

20.

Comment: The staff notes that the Fund is currently classified as a diversified fund under the 1940 Act. Accordingly, please consider the relevance of the risk entitled “risk of investing in fewer issuers” for the Fund.

Response: The Registrant has considered the staff’s comment and believes the above-mentioned risk factor is relevant and appropriate for the Fund. In particular, as a newly established series of the Trust, a larger portion of the Fund’s assets may be invested initially in a small number of issuers and so the Fund would be more susceptible to factors and/or developments that significantly affect those issuers.

21.	Comment: Please review whether “market events risk” is repetitive of “market and interest rate risk.”

Response: The Registrant has reviewed the above-mentioned risk factors and believes each risk factor provides different risk information that is appropriate and material to an investment decision.

22.	Comment: Consider whether “LIBOR risk” is a principal risk of the Fund. In addition, consider shortening the “LIBOR risk” disclosure and elaborating the risk in Item 9.

Response: The Registrant confirms that the above-mentioned risk factor is a principal risk of the Fund and believes that this disclosure in Item 4 provides investors with sufficient information that is appropriate and material to an investment decision.

Statutory Prospectus

23.

Comment: The staff notes the following disclosure under “More on the fund’s investment strategies, investments and risks—Important information” on page 10: “The Fund will not invest more than 20% of its total assets in asset-backed securities and privately-issued mortgaged-backed securities (in the aggregate) or more than 10% of the fund’s total assets in collateralized debt obligations. The Fund will also not invest more than 20% of its total assets in loans.” Please include this disclosure in Item 4.

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Response: The Registrant will add the following new paragraph under the section entitled “Principal investment strategies” in response to Item 4 of Form N-1A:

The fund will not invest more than 20% of its total assets in asset-backed securities and privately-issued mortgaged-backed securities (in the aggregate) or more than 10% of the fund’s total assets in collateralized debt obligations. The fund will also not invest more than 20% of its total assets in loans.

24.

Comment: The first paragraph under the section entitled “Derivatives” on page 9 states that derivatives may be used by the Fund as a substitute for buying or selling securities. Please confirm supplementally that derivatives counted toward the satisfaction of the Fund’s 80% test will be valued at market value and not notional value.

Response: To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments are valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the subadviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

25.

Comment: The section entitled “Derivatives” on page 9 states that the Fund may engage in a variety of transactions using derivatives and “other synthetic instruments.” Please disclose what “other synthetic instruments” are.

Response: The Registrant intends to delete the reference to “other synthetic instruments.”

26.	Comment: If the Fund’s investments listed in Item 9 are not principal investments, please consider disclosing them in the SAI instead.

Response: The Registrant confirms that the Item 9 section reflects only such instruments that the Fund uses for principal investments.

27.

Comment: Municipal securities are referenced in Item 9. Please add disclosure to Item 4 (principal investment strategies and related risk disclosure) if municipal securities are principal investments of the Fund.

Response: See response to Comment #1. The Registrant will also add the following disclosure to Item 4 under the section entitled “Principal risks”:

Risks relating to investments in municipal securities. Municipal issuers may be adversely affected by rising health care costs, increasing unfunded pension liabilities, and by the phasing out of federal programs providing financial support. Unfavorable conditions and developments relating to projects financed with municipal securities can result in lower revenues to issuers of municipal securities, potentially resulting in defaults. The value of

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municipal securities can also be adversely affected by changes in the financial condition of one or more individual municipal issuers or insurers of municipal issuers, regulatory and political developments, tax law changes or other legislative actions, and by uncertainties and public perceptions concerning these and other factors. In the past, a number of municipal issuers defaulted on obligations, were downgraded or commenced insolvency proceedings. Financial difficulties of municipal issuers may experience a resurgence, particularly in the event of economic or market turmoil or a recession.

28.	Comment: Please supplementally inform the staff the extent of the Fund’s investment in contingent convertible securities (“CoCos”).

Response: The Registrant supplementally confirms that the Fund does not currently intend to invest more than 5% of its assets in CoCos.

29.

Comment: Please expand on and clarify the disclosure under the heading “Selection process.” In particular, please clarify what the phases “fundamental and relative value credit analysis” and “value oriented approach” mean and what information is used within this selection process. If the Fund will engage in value investing, please disclose this strategy and related risks in Item 4.

Response: In light of the staff’s comment, the Registrant will delete the disclosure under the section entitled “Selection process” in its entirety and replace it with the following:

In selecting securities for the fund, the subadviser develops an overall outlook on global economic conditions and industry and issuer opportunities, based on factors such as the degree of global liquidity, fiscal conditions and the general state of the business cycle. The subadviser uses a combination of security selection techniques to select those individual securities that appear to be most undervalued and offer the highest potential returns relative to the amount of credit, interest rate, illiquidity and other risks presented by these securities. The subadviser also seeks to identify accretive opportunistic investments in plus sectors such as high-yield, structured securities and emerging markets. The subadviser expects to allocate the fund’s investments across a broad range of issuers and industries.

See also the response to Comment #5.

30.	Comment: Please state whether the Board’s considerations in approving the management fee will be disclosed in the Fund’s semi-annual or annual report to shareholders.

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Response: The Registrant will revise the disclosure under “More on fund management—Management fee” as follows (additions in bold/underline; deletions in strike-through):

A discussion regarding the basis for the Board’s approval of the fund’s management agreement and subadvisory agreements will be available in the fund’s ~~first shareholder report~~ semi-annual shareholder report for the period ending June 30, 2023.

Statement of Additional Information

31.

Comment: Please delete the underlined and bolded portion of the following sentence on page 4: “Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.” This language is confusing.

Response: The Registrant believes the above-mentioned disclosure appropriately refers to concentration as it may be permitted by the SEC and declines to make changes in response to this comment.

32.

Comment: The first full sentence on page 6 states: “The Fund has been advised by the staff of the SEC that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” While this statement is correct, it appears to be inconsistent with the preceding sentence. Please reconcile the disclosure as necessary.

Response: The Registrant believes that the above-mentioned disclosures are not inconsistent and declines to make any changes in response to this comment. As noted on page 6, “[t]he Fund’s fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC and others as they are given from time to time.” Accordingly, the above-mentioned disclosures are intended to clarify that while the Fund’s concentration policy will be interpreted broadly to provide the Fund with the ability to classify issuers within industries or groups of industries, including with respect to securities issued by a foreign government, the Fund acknowledges the staff’s current view with respect to such investments.

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*    *    *

Please feel free to contact me at 617-951-7114 to discuss any additional questions or comments you may have regarding the Registration Statement. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann